UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celera Corporation
(Name of Subject Company (issuer))

Spark Acquisition Corporation
a wholly owned subsidiary of

Quest Diagnostics Incorporated
(Names of Filing Persons (offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15100E106
(CUSIP Number of Class of Securities)

William J. O’Shaughnessy, Jr.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940
Telephone:  (973) 520-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$683,780,048	$79,386.86

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $8.00, the per share tender offer price, by 85,472,506 shares of common stock of Celera Corporation, which includes (a) 82,155,471 shares of common stock issued and outstanding (excluding treasury shares), (b) 1,343,777 restricted stock units subject to vesting and (c) 1,973,258 shares of common stock subject to outstanding stock options with an exercise price less than $8.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.  Such fee equals 0.0001161% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,386.86	Filing Party: Spark Acquisition Corporation and Quest Diagnostics Incorporated
Form or Registration No.: Schedule TO-T	Date Filed: March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 filed with the Securities and Exchange Commission on April 6, 2011, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on March 28, 2011, by Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”), and Spark Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Quest Diagnostics (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Celera Corporation, a Delaware corporation (“Celera”), at a price of $8.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.  Additional Information.

The Offer to Purchase and Item 7 of the Schedule TO, to the extent Item 7 incorporates by reference the information contained in the Offer to Purchase, are hereby amended as set forth below:

Section 12 - “Sources and Amount of Funds” of the Offer to Purchase is hereby amended by deleting it in its entirety and replacing it as set forth below:

“The Offer is not conditioned on the procurement of any financing. The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $695 million. The Purchaser intends to obtain such funds by means of a capital contribution from Quest Diagnostics, and Quest Diagnostics intends to obtain such funds from its cash on hand and under the Revolving Facility and the Secured Receivables Credit Facility (each as summarized below), the proceeds of which may be used for general corporate purposes.  Quest Diagnostics plans to repay any borrowings under the Revolving Facility and/or the Secured Receivables Credit Facility related to the Offer and the Merger in accordance with the respective terms of such facilities out of its cash from operations and cash on hand, and from cash on hand at Celera following the consummation of the Merger.

Revolving Facility

In May 2007, Quest Diagnostics and certain subsidiaries of Quest Diagnostics entered into a credit agreement with the lenders thereunder, Bank of America, N.A., as administrative agent for the lenders thereunder, Morgan Stanley Senior Funding, Inc., as syndication agent for the lenders thereunder, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Merrill Lynch Bank, USA and Wachovia Bank, National Association, as co-documentation agents for the lenders thereunder, and Morgan Stanley Senior Funding, Inc., and Banc of America Securities LLC, as the joint lead arrangers and joint lead bookrunners, with respect to, among other things, a $750 million senior unsecured revolving credit facility (the “Revolving Facility”).  The Revolving Facility matures in May 2012.  Interest on the Revolving Facility is based on certain published rates plus an applicable margin that will vary over a range from 40 basis points to 125 basis points based on changes in Quest Diagnostics’s public debt ratings.  At the option of Quest Diagnostics, it may elect to enter into LIBOR-based interest rate contracts for periods of up to six months.  Interest on any outstanding amounts not covered under LIBOR-based interest rate contracts is based on an alternate base rate, which is calculated by reference to the prime rate or federal funds rate.  As of December 31, 2010, Quest Diagnostics’s borrowing rate for LIBOR-based loans under the Revolving Facility was LIBOR (0.3% at December 31, 2010) plus 0.40%. The Revolving Facility is guaranteed by certain subsidiaries of Quest Diagnostics.  The Revolving Facility contains various covenants, including the maintenance of certain financial ratios, which could impact Quest Diagnostics’s ability to, among other things, incur additional indebtedness.

Secured Receivables Credit Facility

On June 11, 2008, Quest Diagnostics and a wholly owned subsidiary entered into the Fourth Amended and Restated Credit and Security Agreement (the “Credit and Security Agreement”), as amended on December 12, 2008, December 11, 2009 and December 10, 2010, relating to its $525 million secured receivables securitization facility (the “Secured Receivables Credit Facility”).  The Secured Receivables Credit Facility continues to be supported by back-up facilities provided on a committed basis by (a) The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (with respect to $275 million which matures on December 9, 2011) and (b) Credit Agricole Corporate and Investment Bank, New York Branch (with respect to $250 million which also matures on December 9, 2011).  Interest on the Secured Receivables Credit Facility is based on rates that are intended to approximate commercial paper rates for highly-rated issuers.  At December 31, 2010, the Company’s borrowing rate under the Secured Receivables Credit Facility was 1.2%.

The Purchaser believes that the financial condition of the Purchaser and Quest Diagnostics is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Purchaser, through its parent company, Quest Diagnostics, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger, (c) the Offer is not subject to any financing condition and (d) if the Purchaser consummates the Offer, Quest Diagnostics will acquire any remaining Shares for the same cash price in the Merger.”

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Section 11(h) – “Recent Developments Relating to Celera” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph to the end thereof:

“On April 4, 2011, a First Amended Complaint was filed in Lauver v. Celera Corporation, et al. (Case No. RG-11567227) pending in the California Superior Court, Alameda County (the “First Amended Lauver Complaint”).  The First Amended Lauver Complaint amends the original complaint (previously described in the Schedule TO) by adding the allegation that members of the Celera Board breached their fiduciary duties in connection with the Offer and the Merger by causing to be filed a materially misleading and incomplete Solicitation/Recommendation Statement on Schedule 14D-9.  Quest Diagnostics and the Purchaser believe that the lawsuit lacks merit, and intend to defend vigorously against it; however, there can be no assurance that Quest Diagnostics or the Purchaser will be successful in their defense.

On April 5, 2011, the California Superior Court, Alameda County entered an Order of Consolidation and Complex Determination consolidating the three California actions (Lauver, Hobby and Wolf), designating the consolidated actions as complex, and designating Lauver as the lead case.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2011

SPARK ACQUISITION CORPORATION

By:	/s/ Robert A. Hagemann
	Name:	Robert A. Hagemann
	Title:	President

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ William J. O’Shaughnessy, Jr.
	Name:	William J. O’Shaughnessy, Jr.
	Title:	Assistant General Counsel and Secretary